April 22, 2011

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: John Grzeskiewicz

The Huntington Funds

Post-Effective Amendment No. 69

to the Registration Statement on Form N-1A

SEC File Nos. 33-11905; 811-5010

Dear Mr. Grzeskiewicz:

On behalf of The Huntington Funds (the “Registrant”), this letter responds to your oral comments with respect to Post-Effective Amendment No. 69 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) regarding the Huntington World Income Fund (the “Fund”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 14, 2011. Set forth below is each comment and the Registrant’s response.

1.	Comment: Include a statement in the Registration Statement that, under normal market conditions, the Fund will invest in a minimum of three countries.

Response: The Registrant has included this statement in the Fund’s Registration Statement.

2.	Comment: Include a description of Canadian Royalty Trusts in the Fund’s Registration Statement.

Response: The Registrant has included this description in the Fund’s Registration Statement.

3.	Comment: Consider whether the Registrant should include ultrashort exchange traded-funds risk as a principal investment risk of the Fund in the Fund’s prospectus.

Response: No more than five percent of the Fund’s assets may be invested in ultrashort exchange-traded funds. As a result, the Registrant does not believe that ultrashort exchange-traded funds risk is a principal investment risk of the Fund such that a risk factor should be included in the prospectus.

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If you have any questions, please feel free to call me at (202) 775-1207.

Very truly yours,

/s/ David C. Mahaffey

Enclosure

cc:	David R. Carson
John C. Swhear
R. Jeffrey Young